Exhibit 99.1

Canaan Inc. Receives Additional 180-day Compliance Period from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

SINGAPORE, July 15, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today announced that it has received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180-day period, or until January 11, 2027, to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Company satisfies the continued listing requirement for market value of publicly held shares and all other applicable listing requirements for initial listing on the Nasdaq Capital Market, except for the minimum bid price requirement.

The notification has no immediate effect on the listing or trading of the Company’s American Depositary Shares (“ADSs”), each representing 15 Class A ordinary shares of the Company, which will continue to trade on the Nasdaq Capital Market under the symbol “CAN.” If, at any time during the additional compliance period, the closing bid price of the Company’s ADSs is at least US$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance, and the matter will be closed.

As previously disclosed, the Company received an initial notification from Nasdaq on January 14, 2026, indicating that it was not in compliance with the minimum bid price requirement and was provided an initial 180-day compliance period through July 13, 2026. In connection with its request for an additional compliance period, the Company applied to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer was approved by Nasdaq on June 29, 2026 and became effective on July 1, 2026.

The Company intends to continue monitoring the closing bid price of its ADSs between now and January 11, 2027, and will evaluate all available options during the second compliance period to rectify the deficiency and regain compliance with the minimum bid price requirement. The Company’s ADSs will continue to be listed and traded on the Nasdaq Capital Market during this period.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
IR@canaan-creative.com

Christensen Advisory
Christian Arnell
canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting

Jesse Colzani

canaan@blocksbridge.com